Senior Star Management Company
1516 S. Boston, Suite 301
Tulsa, OK 74119

March 1, 2016

Fellow Shareholders:

We think most shareholders would agree that there is a fundamental discrepancy between the financial performance of Five Star Quality Care Inc. ("FVE" or "Five Star") and its intrinsic value. Despite this current state, we are firm believers in the potential that exists for Five Star, and we have committed significant resources over the past several months to evaluate alternative strategies for Five Star's board to implement. We have come to understand that if management and the board were to adopt a profound shift in strategy, they could position Five Star as a best-in-class, seniors housing operator with a market capitalization that reflects its true value.

In the ensuing pages, we share our thoughts and concerns on Five Star as it relates to the company's current and future financial results. Clearly, there are other topics that need to be addressed; however, this is our start. We hope that this letter stimulates other shareholders as well, and that our voices, ideas, and concerns will collectively invoke meaningful, sustainable change.

Our proposal…

In December 2015, we met with the Five Star leadership team to discuss our proposal whereby Senior Star would acquire Five Star's 33 owned properties for $325 million. The transaction would have allowed Five Star to monetize these assets, which are deeply undervalued by the public markets, while providing an optimal source of capital for Five Star to re-deploy in various strategic initiatives. During our meeting, Barry Portnoy (Five Star's Managing Director),[1] and later, the Board of Directors (through an SEC filing), declined our offer, and Five Star has expressed no interest in discussing it further. Regardless of the initial response, we continue to believe that material, long-term value exists within Five Star, and that ***it is attainable only through a significant change in the strategic direction of the Company***. Our proposal, for example, would have provided Five Star with capital to successfully pursue multiple strategies to create ongoing, outsized growth in free cash flow by:

- Reinvesting in existing leased communities;
- De-leveraging off-balance sheet leases;
- Expanding the existing unit base; and
- Unlocking the value of net operating losses.

If Five Star acts purposefully to fully maximize its long-term earnings, it has the potential to become a best-in-class manager both operationally and financially, delivering significant value to shareholders.

[1] That meeting was also attended by Bruce Mackey (Five Star's Chief Executive Officer) and David Hegarty (Senior Housing Properties Trust's President and Chief Operating Officer).

Breadth…

Following its spin-off from Senior Housing Properties Trust ("SNH") in 2000, Five Star has grown to become the fourth-largest operator of senior living communities in the U.S.,[2] operating a total of 274 communities with 31,462 units across 32 states.[3] Five Star's future growth potential is well positioned to leverage a broad, geographically diverse footprint along with a full range of services, including independent living, assisted living, memory care, and skilled nursing. This increases the Company's addressable market and opportunities for expansion, while continuing to diversify its portfolio.

The Broader Landscape…

The seniors housing industry is supported by a number of favorable industry dynamics. As the U.S. population continues to age, demand for senior housing will only increase. The number of people aged 65 and older is expected to increase by 55% from 2015 to 2030.[4] Rising healthcare costs and pricing transparency are also driving demand from hospital and inpatient facilities to lower-cost, post-acute care settings, such as those provided by Five Star. The modest growth in senior housing construction is not sufficient at its current pace to meet the growing demand. These strong, favorable industry dynamics were critical to our investment thesis when we began investing in Five Star in 2012. As one of the largest operators in the sector, Five Star's financial results should reflect significantly more benefit from these customer demographic trends than they do.

The Disconnect…

Despite favorable industry dynamics and an attractive, geographically diversified portfolio, the Company has consistently underperformed. As shown in Figure 1 below, since Q1 2013, earnings per share ("EPS") has shown a steady downward trend, with negative EPS reported in each of the last seven quarters.

Figure 1: Historical Stock Price and Quarterly GAAP EPS



High (4/11/13): $6.83
Low (2/10/16): $2.08
Stock Price
EPS
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$0.40
-
($0.40)
($0.80)
($1.20)
($1.60)
($2.00)
$0.04
$0.02
-
$0.01
($0.14)
($0.04)
($0.06)
($1.54)(1)
($0.11)
($0.08)
($0.57)(2)
1/1/2013
7/1/2013
1/1/2014
7/1/2014
1/1/2015
7/1/2015
1/1/2016
Q1 '13
Q2 '13
Q3 '13
Q4 '13
Q1 '14
Q2 '14
Q3 '14
Q4 '14
Q1 '15
Q2 '15
Q3 '15
Stock Price
Quarterly GAAP EPS

(1) Included income tax expense of $60.9 million, of which $73.3 million is a non-cash income tax charge recorded to establish a full valuation allowance against the future realization of net deferred tax assets.
(2) Includes goodwill impairment charge of ~$25 million.
Source: SEC filings; Capital IQ, as of 2/26/16

---

[2] American Seniors Housing Association, as of June 1, 2015
[3] Five Star's SEC Filings
[4] United States Census Bureau

Similarly, the Company's stock price has steadily declined, last trading above $4.00 per share on August 9, 2015, and most recently closing at $2.35 per share on February 26, 2016. The one-year, three-year, and five-year total shareholder returns are all negative at (35.4%), (61.3%), and (65.4%), respectively. Over these same periods, the Russell 3000 index has provided returns of (9.0%), 26.6%, and 45.0%, respectively. Furthermore, as shown in Figure 2 below, Five Star's three- and five-year returns are the worst in our selected peer group, significantly below Brookdale (BKD) and Capital Senior Living (CSU).

Figure 2: Three- and Five-Year Total Shareholder Return



Three-Year
50.0%
30.0%
10.0%
(10.0%)
(30.0%)
(50.0%)
Feb-13
Aug-13
Feb-14
Aug-14
Feb-15
Aug-15
26.6%
(27.4%)
(48.0%)
(61.3%)
FVE
CSU
BKD
Russell 3000
Five-Year
300%
200%
100%
-
(100%)
Feb-11
Feb-12
Feb-13
Feb-14
Feb-15
Feb-16
107.8%
45.0%
(45.2%)
(65.4%)
FVE
CSU
BKD
Russell 3000

Source: Capital IQ, as of 2/26/16.
Note: Comparable companies include Capital Senior Living (CSU) and Brookdale Senior Living (BKD).

In addition to its underperformance in comparison to the market, Five Star has underperformed relative to industry averages and its peers in major seniors housing operating metrics. Revenue growth has declined in each of the past two years: 13.9%, 7.4%, and 2.4% for 2012, 2013, and 2014, respectively.[5] Five Star's rent coverage with SNH also has declined, dropping from 1.30x in Q1 2013 to 1.23x in Q3 2015, compared to Brookdale, whose rent coverage with SNH has improved from 2.48x to 2.77x (Figure 3).

Over this same period, Five Star has missed EBITDA estimates in eight out of the last 11 quarters,[6] while occupancy and rate growth have been consistently below industry averages. For Q3 2015, Five Star's occupancy of 85.0%[6] is 620 bps below the industry average of 91.2%, and its rate growth of 1.7% is 70 bps below the industry average of 2.4%.[7]

Figure 3: SNH Key Tenant Historical Rent Coverage



2.48x
2.51x
2.50x
2.51x
2.51x
2.52x
2.56x
2.56x
2.66x
2.71x
2.77x
1.30x
1.25x
1.26x
1.25x
1.24x
1.24x
1.22x
1.22x
1.24x
1.22x
1.23x
Q1 '13
Q2 '13
Q3 '13
Q4 '13
Q1 '14
Q2 '14
Q3 '14
Q4 '14
Q1 '15
Q2 '15
Q3 '15
BKD
FVE

Note: Five Star and Brookdale rent coverage as reported by Senior Housing Properties Trust.
Source: Q4 2015 SNH Supplemental Operating and Financial Data.

Perhaps…

We surmise that a leading factor in Five Star's underperformance is its 'conservative' approach to capital investment. Since 2012, the Company has invested approximately $2,300 per unit annually,[6] on average, in capex across its entire portfolio, which compares to the $3,290 per unit across the industry for 2014.[8] Additionally, Five Star continues to fund much of its capex through its primary landlord, Senior Housing Properties Trust (a related party under the RMR family of companies), resulting in rent increases that put further pressure on coverage. The consistent

[5] Five Star's SEC Filings
[6] Wall Street research
[7] National Investment Center (NIC) data
[8] The State of Seniors Housing 2015

operating underperformance is likely to continue into the future without a significant capital investment–that is, capital investment meaningfully more than what is being made today.

The current underperformance has resulted in unrecognized asset value for the Company's owned assets. We believe the assets are worth $325 million, a value that is over 2.5x the current market value of the entire company (Figure 4). The sale of these assets represents an opportunity to unlock the value of the owned assets, while providing an optimal source of capital for significant investment.

Figure 4: Unrecognized Asset Value

Stock Price as of 02/26/2016	$2.35
Shares Outstanding	49.0 million
Market Value	$115 million
Owned Asset Value	$325 million
Owned Asset Value as a % of Market Value	282.0%
Owned Asset Value	**$6.63 per share**

Sources of Capital…

In our meeting with the Company, Mr. Portnoy indicated that the Company had easy access to additional capital through additional debt financing and the public equity markets. While there may be other sources of capital available to Five Star, they would place a heavy burden on the Company and shareholders. The issuance of additional equity, through a public follow-on offering or otherwise, would be significantly dilutive to existing shareholders who have already suffered long-term negative shareholder returns. Furthermore, Five Star maintains a very high leverage ratio. Based on the latest public filings, Five Star's lease-adjusted net debt to LTM EBITDAR is 7.1x.[9] The addition of incremental debt would significantly impair future earnings through reduced cash flow and further restrict operational flexibility. Any new debt is likely to be expensive given the Company's current leverage levels and credit market conditions.

Senior Star's preliminary offer for the Company's owned assets was determined based solely on publically available information, applying a capitalization rate[10] to owned segment financials, incorporating allocated G&A and capital expenditures. The non-dilutive and cost-free capital from the transaction would provide Five Star the opportunity to successfully pursue multiple strategies to create long-term financial and operational success for the Company and long-term value to shareholders.

[9] Lease adjusted debt represents LTM rent capitalized at 8x

[10] Based on Senior Star's estimate of market capitalization rates

Looking at four big strategies…

Investing in Existing Leased Communities: Five Star's primary strategy should be investing in its leased communities to create competitive advantages, thereby increasing occupancy and rate growth. Five Star's occupancy remains relatively flat and below industry average (FVE Q3 2015 85%[11]). Since Q2 2014, the Company has realized only modest quarterly rate increases averaging approximately 1.8%, also below industry average of greater than 2%. A one-time investment of approximately $850,000 per community would bring the buildings in line with other market-leading communities. We believe this significant capital investment would allow Five Star to benefit from future rate increases of 3%-4% annually, and occupancy growth of 1.5% eventually stabilizing at or above the industry average. Based on the incremental capex, we believe Five Star could generate incremental EBITDAR of $3.8 million in the first year and greater than $260 million over the next five years (Figure 5). Our capital expenditure estimate is based on our own extensive experience operating seniors housing assets, reported industry trends, and select site visits. We recognize and acknowledge that it is highly unlikely that all communities would require such a large investment in capex. ***Our intent is simply to focus management and the board on pursuing the right strategy for long-term growth and investing in the Company for the benefit of all shareholders.*** The Company continues to fund a significant portion of its annual capital expenditures through its largest landlord (Senior Housing Properties Trust, a related-party under the RMR family of companies), borrowing at an exorbitant rate of 8%. In our opinion, this is not the path to becoming best-in-class.

Figure 5: Illustrative Investment Analysis ($ in thousands, except monthly rate amounts)

	Economics for All Leased Seniors Housing Communities					
	2016P	2017P	2018P	2019P	2020P	Total
Monthly Rate Status Quo	$4,451	$4,500	$4,600	$4,700	$4,750	
Occupancy Status Quo	86%	86%	86%	86%	86%	
Monthly Rate Post-Capex	$4,500	$4,700	$4,900	$5,000	$5,200	
Occupancy Post-Capex	86%	88%	89%	90%	90%	
Incremental Revenue	$20,800	$50,300	$81,500	$105,000	$123,600	**$381,200**
Incremental EBITDAR	$3,800	$36,950	$59,900	$77,200	$90,850	**$268,700**

Note: Figures represent Senior Star estimates; assumes 25% ramp in year 1 and ~73.5% EBITDAR margins on incremental revenue.

Lease De-leveraging: A transaction would not only provide capital for investment, but it would also allow Five Star to pay a lump sum, upfront payment to reduce future rent while improving rent coverage ratios. For example, if the Company were to pay a lump sum of approximately $91.5 million today, it would reduce future rent for the next 12 years by an aggregate amount of approximately $150 million (at a discount rate of 9%). In connection with the other growth opportunities, this would allow Five Star to improve its post-transaction rent coverage ratios while freeing up future cash flow for investment opportunities. ***This also would provide Senior Housing Properties Trust with significant capital to leverage and redeploy in alternative assets***.

Expanding the Existing Unit Base: Capital from a transaction would allow Five Star to accelerate one of its current growth strategies through accretive expansion opportunities. This includes building additional units in existing communities and converting existing space into other senior care uses, such as

[11] Five Star's SEC Filings

memory care for Five Star's current *Bridge to Rediscovery* program. Select projects would increase capacity, improve property utilization, and increase average rates.

Unlike previous asset purchases that have not created tangible shareholder value, by investing in a rolling pipeline of development projects held for future sale-lease-back, management would generate a reoccurring, highly accretive use of shareholder capital. As an example, one such possibility, a standalone 80-unit AL/MC campus expansion, would require approximately $15 million of capital, and funded with 75% debt, would result in a 23% IRR over three years (Figure 6).

Figure 6: Expansion Opportunities ($ in thousands)

	Year 0	Year 1	Year 2	Year 3
Total Revenue		$2,100	$4,000	$4,700
Occupancy %		*43%*	*81%*	*92%*
EBITDAR		$50	$1,200	$1,400
EBITDAR Margin		*2%*	*30%*	*30%*
(Investment) / Proceeds	($3,800)	($650)	$400	$700
Exit Proceeds				6,900
Total Cash Flow	**($3,800)**	**($650)**	**$400**	**$7,600**
IRR	***23%***			

Unlocking the Value of Net Operating Losses (NOLs): Five Star has fully reserved against its NOL balance (approximately $112.2 million as of 12/31/2014)[12] since it may not be able to generate sufficient taxable income in time to utilize them prior to their expiration beginning in 2026. The sale of assets may allow Five Star to monetize a portion of its federal tax loss carryforwards to reduce or eliminate the federal income tax otherwise applicable to the sale of assets, thereby increasing the net value of the proceeds received from the sale. This value is in addition to NOLs being used to increase future earnings resulting from improved profitability due to capital investment in its leased communities.

What we see…

Five Star has publicly indicated its desire to further grow its owned asset portfolio. As experienced operators ourselves, we understand this desire; however, this strategy deflects crucial resources from Five Star's core business of 28,246 leased and managed units. Value is derived from a company's ability to create and maintain positive cash flow, not the size of its balance sheet. We believe the underlying key to maximizing value for Five Star and SNH is through a commitment of management and the Board to operate Five Star as a best-in-class, standalone, diversified operator. It is remarkable that a company, who in its early life was viewed by management as a troubled asset manager for SNH, could find itself today with over a 3x portfolio growth in operated communities. Isn't it time that Five Star focus on driving its own bottom line, which would materially enhance the value of its leased communities? ***Creating opportunities that are in Five Star's best financial interest ultimately become upstream value drivers, and in the best financial interests, for the shareholders of both SNH and RMR – that is the shift in strategy***.

[12] Five Star's SEC Filings

We believe a significant investment in its leased communities is the best way to generate both cash flow growth and sustainability. As the market continues to evolve, we expect more operators will take an asset-light strategy, following the successful examples of Atria Senior Living, Holiday Retirement, Elmcroft Senior Living, and others.

We know that opportunity exists for Five Star to become a best-in-class company in terms of financial performance, corporate governance, transparency of reporting, and investor relations. While we may also address some of these areas in the future, at this time we wanted to provide more details on our views of creating opportunity for improved financial performance. We believe Five Star must take significant action to improve its performance, and a sale of its owned assets provides the capital to pursue such a strategy without negatively impacting shareholders.

We do not have all of the solutions, and we are interested in learning how others view the Company's future. At the same time, we encourage shareholders to contact Five Star's management to better understand their strategic, long-term vision for the Company and compare it to what we are proposing.

About Senior Star:

William F. Thomas and Robert D. Thomas, co-founders of Senior Star Management Company, and certain donor-advised charitable funds, collectively may be deemed to beneficially own approximately 3.4 million shares of Five Star Quality Care, Inc., or approximately 6.9% of the shares outstanding.

Headquartered in Tulsa, Oklahoma, Senior Star provides independent living, assisted living, memory care, nursing care, and home health services through its 2,200 units in 14 communities. William and Robert Thomas have been actively involved in the seniors housing industry since 1989 and possess a deep understanding of the trends in the industry. They are active in Alzheimer's support, with Robert Thomas having served on the Alzheimer's Association National Board of Directors from 2000 to 2009 as well as being a founding board member for the Alzheimer's Impact Movement, where he continues to serve as Treasurer. William Thomas previously served as Board Chair for American Seniors Housing Association (ASHA), where he still serves on the Executive Board.